

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

<u>Via E-mail</u>
Mr. Wolfgang Nickl
Chief Financial Officer
Western Digital Corporation
3355 Michelson Drive, Suite 100
Irvine, CA 92612

      Re: Western Digital Corporation
               Form 10-K for the Fiscal Year Ended June 28, 2013
               Filed August 19, 2013
               File No. 001-08703

Dear Mr. Nickl:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Patrick Gilmore

                                    Patrick Gilmore
                                    Accounting Branch Chief